Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 31, 2004

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on August 31, 2004, entitled "New corporate executive committee in Statoil".

New corporate executive committee in Statoil

(OSE: STL, NYSE: STO) With effect from today, Tuesday 31 August, Statoil’s president and CEO Helge Lund has made changes to the group’s organisational structure and appointed a new corporate executive committee.

The new corporate executive committee is as follows:

President and CEO
Helge Lund

Executive vice presidents:
Terje Overvik - Exploration & Production Norway
Peter Mellbye - International Exploration & Production
Rune Bjørnson - Natural Gas
Jon Arnt Jacobsen - Manufacturing & Marketing
Morten Loktu - Technology & Projects

Eldar Sætre - planning, finance and control - chief financial officer (CFO)
Margareth Øvrum - health, safety and the environment (HSE)
Erling Øverland - staffs and special projects

A new executive vice president for human resources will be appointed at a later date.

“I’m pleased to be able to present a strong management team with broad experience, and one which represents both continuity and renewal,” says Mr Lund.

“The corporate executive committee will collectively ensure a complete perspective in Statoil’s future development. Our main objective is to strengthen Statoil as an internationally competitive company. We will develop an organisation which will be characterised by its commercial behaviour, strong expertise, adaptability and high level of integrity.”

Balanced and focused organisation
Statoil will comprise the following five business areas:
Exploration & Production Norway

International Exploration & Production

Natural Gas

Manufacturing & Marketing

Technology & Projects

 The group’s ability to execute projects is to be strengthened with the formation of a separate entity for Technology & Projects. International Exploration & Production will be responsible for the group’s commitment in the Barents Sea, and will ensure a good interaction with the group’s activities elsewhere in Russia. The corporate staff functions for health, safety and the environment and for human resources have also been brought into the corporate executive committee.

“Statoil’s new organisational structure entails three significant changes,” explains Mr Lund.

“It strengthens the group’s ability to execute large projects, the business areas become more focused, and value creation along a triple bottom line will become clearer.”

The most important changes:

- To strengthen the group’s ability to execute large projects, project responsibility is being transferred from Exploration & Production Norway to Technology & Projects.

“A unified organisation for Technology & Projects will reinforce project execution, further enhance expertise in this important area, and develop competitive technology positions,” says Mr Lund. “To ensure continuity in responsibility for the Snøhvit development, reporting for this project will remain with Terje Overvik.”

Technology & Projects will comprise the entire existing technology organisation, and resources will be transferred from the technical project services cluster in Exploration & Production Norway and the process and pipeline technology unit in Natural Gas.

“Apart from strengthening Statoil’s technology and project organisation, this will also create more distinct business areas and therefore clearer responsibilities,” explains Mr Lund.

- In addition to the group’s established areas outside Norway, the International Exploration & Production business area will be responsible for the group’s commitment in the Barents region.

“I’m glad that one of our most experienced managers, Henrik Carlsen, will be responsible for this key priority area,” comments Mr Lund.

- The corporate staff functions for HSE and for human resources will be important arenas for Statoil’s future development.

“Statoil’s value creation is spread over three bottom lines: finance, HSE, and social conditions and responsibility,” concludes Mr Lund. “It is therefore important to me that all these areas receive a strong focus from management in the future.”

Statoil’s new corporate executive committee

President and CEO
Helge Lund (41)
took up the post of chief executive on 15 August 2004. Before joining Statoil, he was chief executive of Aker Kværner ASA.

Mr Lund was a political adviser to the Conservative party’s Storting (parliamentary) group and a consultant with McKinsey & Co before joining manufacturer Hafslund Nycomed in 1993. In 1997 and 1998 he served as deputy managing director for Nycomed Pharma AS. He joined Aker RGI Holding ASA in 1999 as deputy chief executive and chief operating officer, before becoming chief executive of Aker Kværner in 2002.

Mr Lund graduated as a business economist from the Norwegian School of Economics and Business Administration (NHH) in Bergen, and has an MBA from the Insead business school in France.

Executive vice president, Exploration & Production Norway
Terje Overvik (53)
comes from the position of executive vice president for Statoil’s Technology area, which he assumed in August 2002.

From 1983-2002, Mr Overvik held a number of key positions in the Exploration & Production Norway business area, including platform manager for Statfjord A and vice president for Statfjord operations.

Before joining Statoil in 1983, he worked as an associate professor and researcher at the Norwegian University of Science and Technology (NTNU) in Trondheim.

Mr Overvik has a PhD in engineering from the Norwegian University of Science and Technology.

Executive vice president, International Exploration & Production
Peter Mellbye (55)
comes from the position of executive vice president for Statoil’s Natural Gas business area and has been a member of the corporate executive committee since 1992.

Mr Mellbye worked for the Ministry of Trade from 1975-1979 before joining the Norwegian Trade Council. He came to Statoil in 1982, initially as vice president for gas marketing for eight years, and subsequently spent two years as senior vice president for natural gas. In the corporate executive committee Mr Mellbye has previously been responsible for natural gas, industrial development, retail, and shipping and maritime services.

He is a director of Siemens AS, the Energy Policy Foundation of Norway (EPF) and the Institut Français du Pétrole.

Mr Mellbye has an MSc in political science from the University of Oslo.

Executive vice president, Natural Gas
Rune Bjørnson (45)
comes from the position of vice president for supply and transport in Statoil’s Natural Gas business area. Mr Bjørnson was managing director of Statoil’s operations in the UK from 2001-2003. Since 1990, he has held a number of executive positions in the natural gas area, and he also performed market analysis work for the group when he joined in 1985.

From 1999-2001, Mr Bjørnson was chair of the Gas Negotiating Committee (GFU).

He has an MSc in political science from the University of Bergen.

Executive vice president, Manufacturing & Marketing
Jon Arnt Jacobsen (46)
comes from the position of senior vice president for group finance in Statoil, which he has held since 1998. He previously held the position of bank manager and head of the Singapore branch at Norway’s DnB bank.

From 1992-1995, Mr Jacobsen headed the industrial section of DnB’s corporate customer division, having previously held a number of different positions in the DnB banking organisation for the oil and gas industry over a seven-year period. He worked as a downstream market analyst for Esso Norge from 1983-1985.

Mr Jacobsen has been a director of Statoil Detaljhandel Skandinavia since 1998, and he is also director of Mesta AS.

He has a diploma in economics from the Norwegian School of Management and an MBA from the University of Wisconsin.

Executive vice president, Technology & Projects
Morten Loktu (43)
comes from the position of president of Sintef, Norway’s largest research foundation, in Trondheim. He began there in the autumn of 2002 after having served as executive vice president for Statoil’s Technology area for two years.

Mr Loktu has previously held the position of vice president for research and technology development and senior engineer in Statoil. With the exception of the two years he spent as production vice president at Servi Hydraulikk (1990-1991), Mr Loktu worked for Statoil from 1985-2002. Before this period, he was with Saga Petroleum.

He has a degree in engineering from the Norwegian University of Science and Technology (NTNU).

Chief financial officer and executive vice president
Eldar Sætre (48)
became acting chief financial officer and executive vice president on 30 September 2003 with responsibility for the following staff functions: corporate control, planning and accounting, group finance, and investor relations. He was previously senior vice president for corporate control, planning and accounting in Statoil.

His earlier positions included controller for Gullfaks (1985-1989), commercial manager for Bergen operations (1989-1992) and controller in E&P (1992-1995). Mr Sætre joined the group in 1980.

Mr Sætre is a business economist from the Norwegian School of Economics and Business Administration (NHH).

Executive vice president, health, safety and the environment
Margareth Øvrum (45)
comes from the position of senior vice president for operations support in Exploration & Production Norway and head of Statoil’s Bergen office. Before taking up her appointment in Bergen in 2000, Ms Øvrum held a number of supervisory posts offshore on Gulllfaks and Veslefrikk over a 10-year period, and was the group’s first female platform manager.

From 1987-1991, Ms Øvrum held various managerial posts on land linked to the start-up, operation and maintenance of Statoil’s operations in the Tampen area. She joined Statoil in 1982, working on strategic analysis.

Ms Øvrum is a director of Elkem and the University of Bergen, and a member of the committee of shareholders’ representatives at Storebrand ASA. She was previously the chair of Helse Vest.

She has a degree in engineering from the Norwegian University of Science and Technology (NTNU), specialising in technical physics.

Executive vice president, staffs and special projects
Erling Øverland (52)
comes from the position of executive vice president for Manufacturing & Marketing, which he has held since January 2000. Mr Øverland was Statoil’s acting chief executive from March to August 2004.

After graduating from the Norwegian School of Economics and Business Administration (NHH) in 1976, he joined Statoil as a financial and planning coordinator. Since 1984, he has held various executive positions in Statoil, including president of Statoil Norge and head of the group’s refining and marketing operations. He served as chief financial officer from 1995 to 2000.

Mr Øverland is the president of the Confederation of Norwegian Business and Industry (NHO), and chairman of Borealis and Statoil’s Pension Fund.

He has an MSc in business economics from the Norwegian School of Economics and Business Administration (NHH).

Contacts:

Wenche Skorge, vice president public affairs, +47 91 87 07 41 (mobile), +47 51 99 79 17 (office)

Kjersti Tvedt Morstøl, public affairs manager, +47 91 78 28 14 (mobile), +47 51 99 26 71 (office)

Mari Thjømøe, vice president investor relations, +47 90 77 78 24 (mobile), +47 51 99 77 90 (office)

Thore E Kristiansen, vice president investor relations, USA, +47 91 66 46 59 (mobile), +1 203 97 86 950 (office)

For further information about Statoil’s new corporate executive committee, please see Statoil’s web site: www.statoil.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: August 31, 2004	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer